UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 SEC FILE NUMBER 001-32347

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[x] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR

For Period Ended: December 31, 2017

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ormat Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

6225 Neil Road

Address of Principal Executive Office (Street and Number)

Reno, NV 89511

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	`The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ormat Technologies, Inc. (the “Company”) has determined that it is not able to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) because the Company requires additional time to complete review procedures, primarily with respect to the Company’s accounting for income taxes and financial reporting. Although the Company’s analysis is still ongoing, as part of its evaluation of its internal controls over financial reporting, it identified a material weakness related to its risk assessment for its accounting for income taxes. This material weakness in internal controls resulted in income tax errors which management has determined were not material to the previously issued 2017 unaudited interim financial statements, but which will be corrected for in its 2017 annual financial results. The Company is in the process of preparing the required material weakness disclosures for inclusion in the 2017 Form 10-K and designing and implementing a remediation plan to address the material weakness. The Company has discussed the material weakness with the Audit Committee of the Board of Directors of the Company and its independent registered public accounting firm, PricewaterhouseCoopers LLP, who must consider the impact of the material weakness and related disclosures on its integrated audit report.

The Company expects to file the 2017 Form 10-K on or before March 16, 2018, the prescribed due date under the fifteen calendar day extension provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Doron Blachar	(775)	356-9029
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

N/A	[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes          [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the Company’s press release dated March 1, 2018 furnished as Exhibit 99.1 to the Company’s Form 8-K furnished to the Securities and Exchange Commission on March 1, 2018 for a comparison of the Company’s results of operations for the fiscal year ended December 31, 2017 to the Company’s results of operations for the fiscal year ended December 31, 2016.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such matters as the Company’s projections of annual revenues, expenses and debt service coverage with respect to the Company’s debt securities, future capital expenditures, business strategy, competitive strengths, goals, development or operation of generation assets, market and industry developments, the growth of the Company’s business and operations, the Company’s expectations regarding the filing of the 2017 Form 10-K and any differences between the results of operations of the Company disclosed in the press release dated March 1, 2018 and those disclosed in the 2017 Form 10-K, are forward-looking statements. When used in this Form 12b-25, the words “may”, “will”, “could”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, or “contemplate” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Although the Company believes that its plans and objectives reflected in or suggested by these forward-looking statements are reasonable, the Company may not achieve these plans or objectives. You should read this Form 12b-25 completely and in conjunction with the cautionary statements contained in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and in the other filings the Company makes with the Securities and Exchange Commission from time, and with the understanding that actual future results and developments may be materially different from what the Company expects due to a number of risks and uncertainties, many of which are beyond the Company’s control. Other than as required by law, the Company will not update forward-looking statements even though the Company’s situation may change in the future.

Ormat Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 2, 2018	By	/s/ Doron Blachar